UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-7865

Security Land and Development Corporation

(Exact name of registrant as specified in its charter)

2816 Washington Road, #103
Augusta, Georgia 30909
(706) 736-6334

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

    Approximate number of holders of record of each class of securities listed above, as of the certification or notice date:  297.

    Pursuant to the requirements of the Securities Exchange Act of 1934, Security Land and Development Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2019	By:	/s/ T. Greenlee Flanagin
	Name: Title:	T. Greenlee Flanagin President